DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 9, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated July 9, 2007

Enclosed is a copy of our News Release dated July 9, 2007, for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

dw 7/23

MOLYBDENUM PRICE

Molybdenum is at about US$30/lb. To quote from The Northern Miner, issue July 2-8, 2007, "Molybdenum: oxide, recent trades US$31.75 – 35.00/lb." This is a remarkable increase in the molybdenum price from US$3-$5/lbs since 2001.

DIAMONDS

1. WO Diamond Project, Lac de Gras, NWT

The bulk sample processing of 2,651 wet tonne recovered during the winter/spring 2006/2007 and diamond recovery at the Ekati sampling plant is proceeding as scheduled, with completion expected sometime in August.

Both Dentonia and Kettle River have agreed to contribute to the current cash call of $546,888, equally, before the end of July thereby increasing their respective interests in DHK Diamonds Inc. to 40% each, which in turn has a 10.77% contributing interest in the WO diamond prospect.

2. Pellat Lake, North of the Ekati Mine, NWT

Peregrine, the operator, has completed 12 ground magnetic grids, totaling 345 line kilometers, and 3 HLEM grids, totaling 10.4 line kilometers and is currently evaluating the data in order to select drill targets. If drilling is warranted, and if a drill rig is available, drilling will begin sometime in August.

DHK Diamonds Inc. and Dentonia are currently being carried on this project by Peregrine, which has the right to earn 75% interest in any target, if such target is drilled and taken to production, at Peregrine's cost.

DIAMOND PRICES

An interesting article entitled "Novel Funds: From diamonds to stars", which appeared in the National Post, June 25, 2007, to quote:

> "According to Mr. Wrobel, the stage is set for diamonds to soar in value. Diamonds have been lagging other commodities, but the environment in terms of supply and demand is now ready to drive pricing higher, he said in a telephone interview from London."

GOLD

Dentonia is awaiting the evaluation of a high resolution airborne magnetic and VLF-EM survey and a ground magnetometer and Max Min II survey over the Lipton claim block of the Atkinson gold prospect, Ontario, before committing to a 16 hole drill program.

RESIGNATION OF R. H. MCMILLAN

Dentonia has accepted R. H. McMillan's resignation as director and vice president exploration.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END